Exhibit 99.1

Ballard Inks Strategic Cooperation Agreement With King Long For Fuel Cell Buses

VANCOUVER and XIAMEN, China, Nov. 9, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the signing of a Strategic Collaboration Agreement with Xiamen King Long United Automotive Industry Co., Ltd. ("King Long"), a leading global developer, designer and manufacturer of buses, to design and deploy fuel cell-powered buses. The signing ceremony was held at King Long's global headquarters in Xiamen, China.

The companies have agreed to collaborate on the development, optimization and production of a prototype fuel cell bus, with Ballard supplying its proprietary fuel cell engine along with Technology Solutions support for this purpose. The companies also plan to collaborate on key deployments of fuel cell buses, initially in China and eventually in King Long's global network.

Randy MacEwen, Ballard's President and CEO said, "We are delighted to be working with the second largest bus OEM in the world on this important fuel cell bus design and market opportunity. Together, we are looking to optimize the design in order to improve performance, while lowering cost. This will help drive fuel cell buses to cost parity with incumbent bus technologies. King Long's strategic commitment to fuel cell bus deployment represents further validation of the substantial potential for zero-emission mass transit solutions in China and beyond."

Lian Xiaoqiang, Chairman of the Board of King Long stated, "As the mass transit bus market continues to evolve toward lower carbon solutions, fuel cell technology represents the future. King Long's strategy is to lead the bus industry into the future by collaborating with Ballard, the world's premier PEM fuel cell company. Ballard's development and field experience with fuel cell bus engines is unparalleled. Ballard has a strong brand for fuel cell leadership in China and at King Long we have a strong brand for bus leadership and innovation."

King Long was founded in 1988 to focus on R&D, manufacture and sale of coaches, buses and mini vans. The Company has three Manufacturing Bases in China covering a total land area of 800,000 square metres (8.6 million square feet) where it produces approximately 25,000 buses and 30,000 mini vans annually, ranging from 4.8-to-18 metres in length (16-to-60 feet). King Long has achieved average annual sales growth of 34% over its history, manufacturing a total of more than 250,000 buses including 35,000 buses in 2014 alone.

China's rapid economic expansion over the recent past is resulting in public concern regarding deteriorating levels of air quality. The associated rise in urban concentration is a major contributing factor – the percentage of China's population living in urban centres was 38% in 2000 and is projected to be 68% by 2030. These trends have resulted in considerably larger carbon dioxide emissions than other nations. In 2013, for example, China's carbon dioxide emissions from fossil fuels accounted for 29% of the global total, compared to 15% from the United States.

China's Government is therefore investing heavily on actions designed to reduce emissions and improve air quality by promoting the adoption of "new energy" vehicles and clean energy mass transit.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "Mr. Randy MacEwen, CEO & President of Ballard Power Systems (seated left) and Mr. Lian Xiaoqiang, Chairman of the Board of King Long United Automotive Industry Co., Ltd. (seated right) during today's MOU signing ceremony (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20151110_C4808_PHOTO_EN_540969.jpg

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:45e 10-NOV-15